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Rec'd 2/19/02

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02018489

SECURITIES [...]SION
W[...], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38672

RECD S.E.C.
FEB 19 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/00 (MM/DD/YY) AND ENDING 3/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BB&K Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
950 Tower Lane, Suite 1900
(No. and Street)

Foster City, CA 94404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara V. Bailey 650-571-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

333 Market Street San Francisco CA 94105
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Barbara V. Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&K Fund Services, Inc., as of March 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SOFI KYRIAKIDIS
Commission #1250530
Notary Public - California
San Mateo County
My Comm. Expires Feb 8, 2004

Notary Public

Signature

Secretary

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors
and Stockholder of BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BB&K Fund Services, Inc. (the "Company") at March 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 18, 2001

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
Statement of Financial Condition
March 31, 2001

Assets		
Cash and cash equivalents	$	60,209
Prepaid expenses		14,521
Total assets	$	74,730
Liabilities and Stockholder's Equity		
Due to Bailard, Biehl & Kaiser, Inc., net	$	48,858
Total liabilities		48,858
Common stock, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding		163,500
Accumulated deficit		(137,628)
Total stockholder's equity		25,872
Total liabilities and stockholder's equity	$	74,730

See accompanying notes to financial statements.

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
Statement of Operations
For the year ended March 31, 2001

Revenue	
Placement fees, net	$ 102,775
Interest income	5,438
	108,213
Operating expenses	
Registration fees	17,106
Other	1,910
	19,016
Income before income taxes	89,197
Provision for income taxes	21,531
Net income	$ 67,666

See accompanying notes to financial statements.

BB&K Fund Services, Inc.

(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended March 31, 2001

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, March 31, 2000	600,000	$ 163,500	$ (135,294)	$ 28,206
Dividend			(70,000)	(70,000)
Net income			67,666	67,666
Balance, March 31, 2001	600,000	$ 163,500	$ (137,628)	$ 25,872

See accompanying notes to financial statements.

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
Statement of Cash Flows
For the year ended March 31, 2001

Cash flows from operating activities	
Net income	$ 67,666
Increase in prepaid expenses	(1,771)
Increase in net amounts due to Bailard, Biehl & Kaiser, Inc., net	26,093
Net cash provided by operating activities	91,988
Cash flows from financing activities	
Dividend distribution paid to Bailard, Biehl & Kaiser, Inc.	(70,000)
Net cash used in financing activities	(70,000)
Net increase in cash and cash equivalents	21,988
Cash and cash equivalents as of March 31, 2000	38,221
Cash and cash equivalents as of March 31, 2001	$ 60,209

See accompanying notes to financial statements.

1. Organization

Description of Business

BB&K Fund Services, Inc., (the "Company") was incorporated on September 4, 1987 as a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc. (the "Parent"). The Company was organized for the principal purpose of engaging in brokerage activities to facilitate the distribution of Diversa Fund shares. In 1993, the Company signed a distribution agreement with Bailard, Biehl & Kaiser International Fund Group, Inc. to distribute the BB&K Bond Opportunity Fund (formerly International Bond Fund) and the BB&K International Equity Fund. In 1995, the Company upgraded to a general broker-dealer from a limited broker-dealer in order to distribute the Bailard, Biehl & Kaiser Real Estate Investment Trust. The Company is registered as a broker with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers and various states. In 2000, the Company signed a distribution agreement with the Parent to distribute the BB&K Technology Exchange Fund. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

Placement fees arise from the sale of limited partnership interests in investment products managed by BB&K Inc. and are recognized upon closing of the limited partnership. Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Income taxes

The Company is included with the Parent and other members of an affiliated group of corporations in a consolidated Federal and combined California State income tax return. For financial reporting purposes, amounts provided for income taxes are reported under the asset and liability method of accounting for income taxes and are determined as if the Company were to file separate Federal and State income tax returns.

3. Related Party Transactions

Bailard, Biehl & Kaiser, Inc. provides various business services to the Company including the use of office space, equipment and management time. There is currently no agreement between the Company and Bailard, Biehl & Kaiser, Inc. relating to the reimbursement by the Company for such expenses incurred and no provision for the cost of such services has been reflected in the financial statements.

Included in the amount due to Bailard, Biehl, & Kaiser, Inc. is $21,531 related to the tax provision.

4. Income Taxes

The income tax provision consists of the following:

Current	
Federal	$ 14,656
State	6,875
	$ 21,531

The Company's provision for income taxes for the year ended March 31, 2001 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 25%, primarily due to state taxes of 8.84 %.

During the year ended March 31, 2001, the Company recorded its provision for income taxes and a corresponding amount payable to its Parent in accordance with the Company's tax sharing agreement with the Parent.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2001, the Company had net capital of $11,124, which was $6,124 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.39 to 1.

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2001 **Supplementary Schedule I**

Computation of net capital		
Stockholder's equity (from statement of financial condition)		$ 25,872
Non-allowable assets		
Prepaid expenses		14,521
Net capital before haircut on securities positions		11,351
Haircuts on securities		227
Net capital		$ 11,124
Aggregate indebtedness		
Total liabilities (from statement of financial condition)		$ 48,858
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 3,257
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 6,124
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 6,238
Ratio: Aggregate indebtedness to net capital		4.39 to 1

No differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing.

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission.
March 31, 2001 **Supplementary Schedule II**

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5

May 18, 2001

To the Board of Directors and Stockholder of
BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of BB&K Fund Services, Inc. (the "Company") for the year ended March 31, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

BB&K Fund Services, Inc.

(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

Financial Statements and Supplementary Information

March 31, 2001